EXHIBIT 12

OHIO POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Taxes	$264,786	$351,614	$389,430	$306,226	$375,397
Fixed Charges (as below)	149,492	121,573	126,168	130,599	125,551
Total Earnings	$414,278	$473,187	$515,598	$436,825	$500,948

FIXED CHARGES
Interest Expense	$93,603	$83,682	$106,464	$118,685	$103,352
Credit for Allowance for Borrowed Funds Used During Construction	7,689	6,691	3,904	4,814	16,399
Estimated Interest Element in Lease Rentals	48,200	31,200	15,800	7,100	5,800
Total Fixed Charges	$149,492	$121,573	$126,168	$130,599	$125,551

Ratio of Earnings to Fixed Charges	2.77	3.89	4.08	3.34	3.98